FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of DryShips, Inc. dated May 10, 2007.

Exhibit 1

DRYSHIPS INC. ANNOUNCES 7-MONTH PERIOD CHARTERS FOR TWO VESSELS

May 10, 2007. Athens, Greece. DryShips, Inc., (NASDAQ:DRYS), a global provider of marine transportation services for drybulk cargoes, today announced that it has entered into the following charters for its vessels with unaffiliated third parties:

•

Its 1996 built 73,008 dwt Panamax bulk carrier “M/V Lanzarote” has been placed on time charter for a period of between five and seven months at a daily rate of $43,750, commencing on April 30, 2007.

•

Its 1997 built 72,126 dwt Panamax bulk carrier “M/V La Jolla” has been placed on time charter for a period of between five and seven months at a daily rate of  $46,000, commencing on April 30, 2007.

Mr. George Economou, Chairman and CEO of DryShips Inc., commented:

“Our chartering strategy underpins our confidence in the positive fundamentals of the dry bulk industry and the upside potential of the spot market. While we take advantage of the robust freight rate environment, we generally focus on charters with duration of less than one year, a strategy which positions our fleet to take full advantage of the continuing market strength. We now have 54% of our fleet days in 2007 covered under short and medium term charters.”

About DryShips Inc.

DryShips Inc., is an international provider of drybulk carriers.  Headquartered in Athens, Greece, DryShips currently owns and operates a fleet of 33 drybulk carriers comprising 4 Capesize, 24 Panamax, 3 Handymax and 2 newbuilding Panamax vessels, with a combined deadweight tonnage of approximately 2.6 million.

DryShips Inc.’s common stock is listed on NASDAQ Global Market where it trades under the symbol "DRYS".

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc., with the US Securities and Exchange Commission.

Visit our website at www.dryships.com

Company Contact:
Gregory Zikos
Chief Financial Officer
DryShips Inc.
Tel. 011 30 210 809 0513
E-mail: management@dryships.com

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. ,New York
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

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(Registrant)

Dated: May 10, 2007

By: /s/ George Economou

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George Economou

Chief Executive Officer